Exhibit 99.2

RISK FACTORS

Risks Related to Our Company and Our Industry

We are currently experiencing and may continue to experience an industry-wide shortage of polysilicon and silicon wafers. Our failure to obtain sufficient quantities of polysilicon and silicon wafers in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which will reduce, and limit the growth of, our manufacturing output and revenue.

Polysilicon and silicon wafers are the most important raw materials used in the production of our PV products. To maintain competitive manufacturing operations, we depend on the timely delivery by our suppliers of polysilicon and silicon wafers in sufficient quantities. Although we have secured a significant portion of our expected silicon requirement for 2008 through our fixed-term contracts, we still expect to depend on spot market purchases to a significant extent. The global supply of polysilicon and silicon wafers is controlled by a limited number of producers, and there is currently an industry-wide shortage. This shortage is the result of a combination of factors, including the significant increase in demand for polysilicon and silicon wafers due to the rapid growth of the PV industry and the significant lead time required for building additional capacity for polysilicon production.

Partly as a result of the industry-wide shortage, we have from time to time faced the prospect of a shortage of polysilicon and silicon wafers and late or failed delivery from suppliers. We may experience actual shortages of polysilicon and silicon wafers or late or failed delivery in the future for the following reasons, among others. First, the terms of our polysilicon and silicon wafer contracts with, or purchase orders to, our suppliers may be altered or cancelled by the suppliers with limited or no penalty to them, in which case we may not be able to recover damages fully or at all. Second, as we only began our business operations in August 2002, we generally do not have a long history with our polysilicon and silicon wafer suppliers and cannot guarantee you that they will be able to meet our production needs consistently or on a timely basis. Some of our polysilicon and silicon wafer suppliers do not manufacture silicon themselves, but instead purchase their requirements from other vendors. It is possible that these suppliers will not be able to obtain sufficient polysilicon or silicon wafers to satisfy their contractual obligations to us. Third, compared to us, many of our competitors who also purchase polysilicon and silicon wafers from our suppliers have had longer and stronger relationships with and greater buying power and bargaining leverage over some of our key suppliers.

If we fail to obtain delivery of polysilicon and silicon wafers in amounts and according to time schedules as we expect, we may be forced to reduce production, which will adversely affect our revenues, or to secure additional polysilicon and silicon wafers in the spot market, which could adversely affect our margins. Our failure to obtain the required amounts of polysilicon and silicon wafers on time and at commercially reasonable prices can seriously hamper our ability to meet our contractual obligations to deliver PV products to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, retention of customers, market share, business and results of operations and may subject us to claims from our customers and other disputes. In addition, our failure to obtain sufficient polysilicon and silicon wafers will result in under-utilization of our existing and new production facilities and an increase of our marginal production cost, and may prevent us from implementing capacity expansion as currently planned. Any of the above events could have a material adverse effect on our growth, profitability and results of operations.

The prices of polysilicon and silicon wafers may continue to rise or be subject to significant volatility, which may reduce our profitability or force us to scale down production. In addition, the prices of PV modules may continue to decline, which may reduce our revenue and profitability.

The industry-wide shortage of polysilicon and silicon wafers has resulted in sharp increases and significant volatility in polysilicon and silicon wafer prices since 2003. Although we seek to control our costs of raw materials by planning and managing the timing of our spot market purchases, there is no assurance that we will accurately predict future pricing trends or that we can achieve our objective of securing adequate quantities of polysilicon and silicon wafers at competitive prices. Our average purchase price of polysilicon and silicon wafers has increased significantly over the past three years. We believe the average price of polysilicon and silicon wafers will remain high and could increase further in the near term. The increasing price of polysilicon and silicon wafers has largely contributed to the increase in our production costs for PV cells and modules in the past three years and may continue to have the same effect in the future, notwithstanding our continuing efforts to use polysilicon and silicon wafers more efficiently. In addition, we may not be able to pass to our customers our increased production costs resulting from, among other things, the increased costs of polysilicon and silicon wafers. There were signs of a modest decline in PV product prices in 2007. As a result, the average selling price per watt of our PV cells decreased from $3.23 in 2006 to $3.06 in 2007, while the average selling price per watt of our PV modules decreased from $3.89 in 2006 to $3.72 in 2007. Over the same period, our gross margin decreased from 24.9% in 2006 to 20.3% in 2007. Any significant decline of the price for PV modules, together with the rising production costs of PV modules, would materially and adversely affect our profitability and results of operations.

Sales to our customers are typically made through non-exclusive, short-term arrangements where the contract prices are typically agreed upon between our customers and us on a monthly or quarterly basis, and as such, our actual revenues and margins can vary significantly from our forecasts. Despite the rise in the price of polysilicon and silicon wafers, PV module manufacturers worldwide are expanding their production capacities in response to the growing popularity worldwide of PV products. We believe that such capacity expansion, particularly in markets where government subsidies for solar energy consumption are declining, will cause a gradual decline in the price of PV modules, which may more than offset any cost savings from technological improvements that lead to a more efficient use of polysilicon and silicon wafers.

We may not be able to manage our expansion of operations effectively.

We commenced business operations in May 2002 and have since expanded rapidly. We anticipate significant continued expansion of our business to address growth in demand for our PV products and services, as well as to capture new market opportunities. To manage the potential growth of our operations, we will be required to improve our operational and financial systems, procedures and controls, increase manufacturing capacity and output, and expand, train and manage our growing employee base. Furthermore, our management will be required to maintain and expand our relationships with our customers, suppliers and other third parties. We cannot assure you that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

A significant reduction or elimination of government subsidies and economic incentives or change in government policies may have a material adverse effect on our business and prospects.

Demand for our products depends substantially on government incentives aimed to promote greater use of solar power. In many countries in which we are currently, or intend to become, active, the PV markets, particularly the market of on-grid PV systems, would not be commercially viable without government incentives. This is because the cost of generating electricity from solar power currently exceeds, and we believe will continue to exceed for the foreseeable future, the costs of generating electricity from conventional or non-solar renewable energy sources.

The scope of the government incentives for solar power depends, to a large extent, on political and policy developments relating to environmental concerns in a given country, which could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. Federal, state and local governmental bodies in many of our key markets, most notably Germany, Italy, Spain, the United States, France and South Korea have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. In particular, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We have a limited operating history. We completed our first PV cell manufacturing line in August 2002 and began commercial shipment of PV cells in September 2002. With the rapid growth of the PV industry, we have experienced a high growth rate since 2002. As such, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. We may not be able to achieve a similar growth rate in future periods. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.

If PV technology is not suitable for widespread adoption, or sufficient demand for PV products does not develop or takes longer to develop than we anticipate, our sales may not continue to increase or may even decline, and we may be unable to sustain profitability.

The PV market is at a relatively early stage of development and the extent to which PV products will be widely adopted is uncertain. Market data in the PV industry are not as readily available as those in other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. If PV technology proves unsuitable for widespread adoption or if demand for PV products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. In addition, demand for PV products in our targeted markets, including China, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of PV technology and demand for PV products, including:

•	cost-effectiveness of PV products compared to conventional and other non-solar energy sources and products;

•	performance and reliability of PV products compared to conventional and other non-solar energy sources and products;

•	availability of government subsidies and incentives to support the development of the PV industry;

•	success of other alternative energy generation technologies, such as fuel cells, wind power and biomass;

•	fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil, coal, natural gas and other fossil fuels;

•	the cost and availability of credit, loans and other funding mechanisms to finance the installation and maintenance of PV systems. For example, a rise in interest rates would likely render existing financings more expensive and be an obstacle for potential financings that would otherwise spur the growth of the PV industry;

•	capital expenditures by end users of PV products, which tend to decrease when the economy slows down; and

•	deregulation of the electric power industry and broader energy industry.

We face intense competition from other companies producing solar energy and other renewable energy products.

The PV market is intensely competitive and rapidly evolving. The number of PV product manufacturers is rapidly increasing due to the growth of actual and forecast demand for PV products and the relatively low barriers to entry. If we fail to attract and retain customers in our target markets for our current and future core products, namely PV modules and PV systems, we will be unable to increase our revenues and market share. Some of our competitors have established more prominent market positions, and if we fail to attract and retain customers and establish successful distribution networks in our target markets for our products, we will be unable to increase our sales. Our competitors include PV divisions of large conglomerates such as Sharp Corporation and Royal Sanyo Group, specialized cell manufacturers such as Q-Cells AG, as well as integrated manufacturers of PV products such as Renewable Energy Corporation and SolarWorld AG. Some of our competitors have also become vertically integrated, from upstream polysilicon and silicon wafer manufacturing to PV system integration. We expect to compete with future entrants to the PV market that offer new technological solutions.

We may also face competition from new entrants to the PV market, including those that offer more advanced technological solutions or that have greater financial resources. A significant number of our competitors are developing or currently producing products based on the more advanced PV technologies, including thin film solar module, amorphous silicon, string ribbon and nano technologies, which may eventually offer cost advantages over the crystalline polysilicon technologies currently used by us. A widespread adoption of any of these technologies could result in a rapid decline in our position in the renewable energy market and our revenues if we fail to adopt such technologies. Furthermore, the entire PV industry also faces competition from conventional energy and non-solar renewable energy providers. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size in some cases provides them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. For example, those of our competitors that also manufacture semiconductors may source both semiconductor grade polysilicon and silicon wafers and solar grade polysilicon and silicon wafers from the same supplier. As a result, those competitors may have stronger bargaining power with the supplier and have an advantage over us in negotiating favorable pricing, as well as securing polysilicon and silicon wafer supplies in times of shortages. Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our current and potential distributors and have extensive knowledge of our target markets. As a result, they may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

Advance payments and interest free loans we provide to our polysilicon and silicon wafer suppliers and equipment suppliers expose us to the credit risks of such suppliers and may increase our costs and expenses, which could in turn have a material adverse effect on our liquidity.

Under existing supply contracts with most of our multi-year polysilicon and silicon wafer suppliers and our equipment suppliers, consistent with industry practice, we make advance payments to our suppliers prior to the scheduled delivery dates for polysilicon, silicon wafers and equipment. In many such cases, we make the advance payments without receiving collateral for such payments. As a result, our claims for such payments would rank as unsecured claims, which would expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Moreover, some of our supply contracts may require us to provide interest free loans or equity-based incentives, which we may not be able to recover and would suffer losses should such suppliers fail to fulfill their delivery obligations under the contracts. Our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments or interest free loans. Accordingly, any of the above scenarios may have a material adverse effect on our financial condition, results of operations and liquidity.

Our ability to adjust our materials costs may be limited as a result of entering into prepaid, fixed-priced arrangements with our suppliers, and it therefore may be difficult for us to respond appropriately in a timely manner to market conditions, which could materially and adversely affect our cost of revenues and profitability.

We have in the past secured, and plan to continue to secure, our supply of polysilicon and silicon wafers through prepaid supply arrangements with overseas and domestic suppliers. In the past three years, we entered into supply contracts with some of our suppliers, under which these suppliers agreed to provide us with specified quantities of polysilicon and silicon wafers and we have made prepayments to these suppliers in accordance with the supply contracts. The prices of the supply contracts we entered into with some of our suppliers are fixed. If the prices of polysilicon or silicon wafers were to decrease in the future and we are locked into prepaid, fixed-price arrangements, we may not be able to adjust our materials costs, and our cost of revenues would be materially and adversely affected. In addition, if demand for our PV products decreases, we may incur costs associated with carrying excess materials, which may have a material adverse effect on our operating expenses. To the extent we are not able to pass these increased costs and expenses to our customers, our profitability may be materially reduced.

We require a significant amount of cash to fund our operations as well as meet future capital requirements. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be materially and adversely affected.

We typically require a significant amount of cash to fund our operations, especially prepayments or loans to suppliers to secure our polysilicon and silicon wafer requirements. We also require cash generally to meet future capital requirements, which are difficult to plan in the rapidly changing PV industry. In particular, we will need capital to fund the expansion of our facilities as well as research and development activities in order to remain competitive. We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated needs for at least the next 12 months, including for working capital and capital expenditure requirements. Future acquisitions, expansions, or market changes or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by manufacturers of PV and related products; and

•	economic, political and other conditions in the PRC and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may decrease materially.

Our failure to further improve our technology, develop and introduce new PV products or respond to rapid market changes and technology evolutions in the solar energy industry could render our products uncompetitive or obsolete, and reduce our sales and market share.

The PV industry is rapidly evolving and competitive. We will need to invest significant financial resources in research and development to keep pace with technological advances in the PV industry and to effectively compete in the future. However, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research results. Our significant expenditures on research and development may not reap corresponding benefits. In 2007, we initiated pilot production utilizing the Pluto technology. Our plan to further evaluate the Pluto technology by launching a commercial production line utilizing Pluto technology in 2008 may be unsuccessful. Similarly, our research and development efforts on the thin film process technology may be unsuccessful and may not result in any commercial production. A variety of competing PV technologies that other companies may develop could prove to be more cost-effective and have better performance than our PV products. Therefore, our development efforts may be rendered obsolete by the technological advances of others. Breakthroughs in PV technologies that do not use crystalline silicon could mean that companies such as us that currently rely entirely on crystalline silicon would encounter a sudden, sharp drop in sales. Our failure to further improve our technology, develop and introduce new PV products or respond to rapid market changes and technology evolutions in the solar energy industry could render our products uncompetitive or obsolete, and reduce our sales and market share.

Our future success substantially depends on our ability to significantly increase both our manufacturing capacity and output. Our ability to achieve our expansion goals is subject to a number of risks and uncertainties.

Our future success depends on our ability to significantly increase both our manufacturing capacity and output. If we are unable to do so, we may be unable to expand our business, decrease our costs per watt, maintain our competitive position and improve our profitability. Our ability to establish additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:

•	our ability to raise additional funds or generate sufficient cash flow from operations to purchase and prepay for raw materials or to build additional manufacturing facilities (which generally requires $8 million to $10 million in capital expenditures per 30MW production line);

•	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as increases in raw material prices and long lead times or delays with certain equipment vendors;

•	our ability to address safety and quality issues that may increase as our manufacturing capacity and output increase;

•	delays or denial of required approvals by relevant government authorities;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plan effectively.

If we are unable to establish or successfully operate additional manufacturing capacity or to increase manufacturing output, or if we encounter any of the risks described above, we may be unable to expand our business as planned. Moreover, we cannot assure you that if we do expand our manufacturing capacity and output we will be able to generate sufficient customer demand for our PV products to support our increased production levels.

We have limited experience in the high value-added BIPV market and we may be unable to manage the growth of our BIPV business or successfully operate in the BIPV market.

We entered into the BIPV market through our acquisition of MSK in August 2006. BIPV products generally have higher profit margins compared to standard PV modules as they integrate solar energy generation into the design of a building or structure. We plan to expand our operations in the BIPV market by leveraging MSK’s design capabilities and investing further in research and development on BIPV products. However, as we have limited experience in the BIPV market and as the BIPV business still represents a relatively small percentage of our revenues, there can be no assurance that we can successfully operate and expand in this new area. For example, we may not have the necessary research and development capabilities or the marketing and sales personnel to meet the needs of our customers or manage our growth. In addition, we may face competitors in the BIPV market that have substantially greater financial, technical, manufacturing and other resources than we do. If we are unable to manage the growth of our BIPV business or if our BIPV products fail to meet the needs of our customers, there would be a material adverse effect on our reputation, our existing business, financial condition or results of operations.

Our dependence on a limited number of suppliers for a substantial portion of polysilicon or silicon wafers could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, penalty payments, decreased revenue and loss of market share.

In 2007, our five largest suppliers supplied in the aggregate 45.9% of our total polysilicon and silicon wafer purchases. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, penalty payments, decreased revenue and loss of market share. In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. Some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. Any disruption in the supply of polysilicon or silicon wafers to us may adversely affect our business, financial condition and results of operations.

In addition, due to a shortage of raw materials for the production of PV modules, increased market demand for polysilicon and silicon wafers and a failure by some polysilicon suppliers to achieve expected production volumes and other factors in 2007, a few of our polysilicon and silicon wafer suppliers failed to fully perform on their polysilicon or silicon wafer supply contractual commitments to us and we consequently did not receive part of the contractually agreed quantities of polysilicon or silicon wafers from these suppliers. We subsequently cancelled or renegotiated these polysilicon supply contracts. While we in each case were able to replace such expected deliveries through purchases of polysilicon from the spot market and new supply contracts, we cannot assure you that any future failure of our suppliers to deliver agreed quantities of polysilicon could be substantially replaced in a timely manner or at all through spot market purchases or new supply contracts or that the price of such purchases or terms of such contracts will be favorable to us.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We currently sell a substantial portion of our PV products to customers, including valued-added resellers such as distributors and system integrators, as well as end users such as project developers. In 2007, we had three customers each accounting for 10% or more of our total net sales, with the largest customer accounting for 20.2% of our total net revenues for the period. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues and have a material adverse effect on our results of operations:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	selection by one or more of our significant distributor customers of products competitive with ours;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.

In addition, a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. The accounts receivable from the two customers with the largest receivable balances represented 62% and 31% of the balance of the account as of December 31, 2006 and 2007, respectively. We are also exposed to the credit risk of these customers, some of which are new customers with whom we have not had extensive business dealings historically. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

We face risks associated with the marketing, distribution and sale of our PV products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In 2007, we sold 98.1% of our products to customers outside of China. The international marketing, distribution and sale of our PV products expose us to a number of risks, including:

•	difficulty with staffing and managing overseas operations;

•	fluctuations in currency exchange rates;

•	increased costs associated with maintaining the ability to understand the local markets and follow their trends, as well as develop and maintain an effective marketing and distributing presence in various countries;

•	providing customer service and support in these markets;

•	increased costs associated with maintaining marketing efforts in various countries;

•	our ability to manage our sales channels effectively as we expand our sales channels beyond distributors to include direct sales as well as sales to systems integrators, end users and installers;

•	difficulty and cost relating to compliance with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	inability to obtain, maintain or enforce intellectual property rights;

•	unanticipated changes in prevailing economic conditions and regulatory requirements; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

If we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

Fluctuations in exchange rates could adversely affect our business.

A substantial portion of our sales is currently denominated in U.S. dollars and Euros, with the remainder in Renminbi, Japanese Yen and other currencies, while a substantial portion of our costs and expenses is denominated in U.S. dollars, Renminbi, Euros and Japanese Yen, with the remainder in other currencies. Therefore, fluctuations in currency exchange rates could have a material adverse effect on our financial condition and results of operations. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euro and Japanese Yen could result in foreign exchange losses and affect our gross and net profit margins.

In 2007, we incurred exchange loss caused by U.S. dollar depreciation in the amount of $12.3 million, which was recorded as part of our general and administrative expenses. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. Although we intend to reduce the effect of exchange rate exposure through hedging arrangements we adopted in February 2006, we cannot assure you that such hedging activities will be effective in managing our foreign exchange risk exposure.

Our financial statements are expressed in U.S. dollars, but some of our subsidiaries use different functional currencies, such as Renminbi, Euros and Japanese Yen. The value of your investment in our ADSs will be affected by the foreign exchange rate between the U.S. dollar and other currencies used by our subsidiaries. To the extent we hold assets denominated in currencies other than the U.S. dollars, any appreciation of such currencies against the U.S. dollar will likely result in an exchange gain while any depreciation will likely result in an exchange loss when we convert the value of these assets into U.S. dollar equivalent amounts. On the other hand, to the extent we have liabilities denominated in currencies other than the U.S. dollars, any appreciation of such currencies against the U.S. dollar will likely result in an exchange loss while any depreciation will likely result in an exchange gain when we convert the value of these liabilities into U.S. dollar equivalent amounts. Any significant fluctuation in exchange rates may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of Renminbi against the U.S. dollar would make any new Renminbi denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars, including the proceeds we received from our convertible note offering in February 2007 and will receive from our convertible note offering launched on March 10, 2008, into Renminbi for such purposes.

Problems with product quality or product performance may cause us to incur warranty expenses, damage our market reputation and prevent us from achieving increased sales and market share.

Our PV modules and MSK’s standard PV modules sold outside of Japan are typically sold with a five-year and two-year warranty for defects in materials and workmanship, respectively. Our PV modules also contain a 12-year and 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. MSK’s standard PV modules sold outside of Japan contain a 10-year and 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. MSK’s standard PV modules sold in Japan are typically sold with a one-year warranty for defects in materials and workmanship and a 10-year warranty against declines of more than 10.0% of initial power generation capacity. The warranty periods of MSK’s BIPV products vary depending on the nature and specification of each BIPV product. As a result of these warranties, we bear the risk of extensive warranty claims long after we have sold our products and recognized revenues. We and MSK have also retained third party insurance to cover certain warranty-related claims on our products. We have sold PV modules since September 2002, and accordingly only a small portion of our PV modules have been in use for more than five years. We accrue 0.3% to 1.0% of our PV module revenues as warranty costs at the time revenue is recognized. As of December 31, 2007, our accrued warranty costs amounted to $22.5 million. Because our products have been in use for only a relatively short period, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable. Our warranty provisions may be inadequate, and we may have to incur substantial expense to repair or replace defective products in the future. Furthermore, widespread product failures may damage our market reputation and cause our sales to decline.

Our future success depends in part on our ability to make strategic acquisitions and investments and to establish and maintain strategic alliances, and any failure to successfully implement this strategy could have a material adverse effect on our market penetration and revenue growth in future periods.

We intend to continue to make strategic acquisitions and investments and establish and maintain strategic alliances with third parties in the PV industry, particularly with silicon suppliers. We cannot assure you, however, that we will be able to successfully identify, execute and integrate such strategic acquisitions, investments or alliances with third parties on commercially reasonable terms or at all. In addition, any upstream expansion, whether in the form of strategic acquisition or investment, may impair our new and existing relationships with our suppliers and could have a material adverse effect on our business. Strategic acquisitions, investments and alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. In particular, acquisitions and investments involve numerous risks including:

•	we may face difficulty in assimilating the operations and personnel of acquired businesses;

•	we may suffer potential disruption of our ongoing businesses and distraction of our management and the management of acquired companies;

•	we may experience difficulty in incorporating acquired technology and rights into our offerings and services;

•	we may realize unanticipated expenses relating to technology and other integration;

•	we may fail to achieve additional sales and enhance our customer base through cross-marketing of the combined company’s products to new and existing customers;

•	our relationships with our current and new employees, customers and suppliers may be impaired;

•	we may be subject to potential litigation resulting from our business combinations or acquisition activities; and

•	we may assume potential unknown liabilities associated with the acquired businesses.

We cannot assure you that we will be successful in expanding our business upstream and downstream along the solar power value chain. Any failure to successfully identify, execute and integrate our strategic acquisitions, investments and alliances may have a material adverse effect on our growth, business prospects and results of operations. As a result, the price of our ADSs may decline. Additionally, any future acquisitions may also require potentially dilutive issuances of our equity securities and result in acquisition related write-offs and the assumption of debt and contingent liabilities, which could have a material adverse effect on our results of operations and cause the price of our ADSs to decline.

Any failure to integrate acquired businesses into our operations successfully could adversely affect our business.

The integration of the operations of any acquired business requires significant efforts, including the integration of internal control systems, coordination of information technologies, research and development, sales and marketing, operations, manufacturing and finance. Our efforts to integrate the operations of any acquired business with our existing operations and our ability to execute our plans for an acquired business may be affected and, in some cases, limited by applicable laws and regulations, existing contractual agreements of the acquired business, as well as cultural and language differences between different geographic locations. As a result, we may have to incur additional expenses and expend significant amounts of our management’s time, which cannot then be dedicated to other projects. Our failure to integrate and manage successfully and coordinate the growth of the combined company could also have an adverse and material effect on our business. In addition, there is no guarantee that any such business that we acquire in the future, will become profitable or remain so. If we do not achieve the anticipated synergies from our acquisitions or our acquisitions do not perform as expected, we may be required to incur unexpected impairment charges, which would have a material adverse effect on our results of operations.

The success of our integration of an acquired business into our operations depends on a number of factors, including, but not limited to:

•	our ability to manage the acquired brands and the combined product lines with respect to customers of the acquired business and any decrease in customer loyalty and product orders caused by dissatisfaction relating to the acquisition and integration;

•	our ability to retain key employees while reducing non-core personnel associated with integration; and

•	the ability of the combined company to achieve synergies among its constituent companies, such as increasing sales of the combined company’s products, achieving cost savings and effectively combining technologies to develop new products.

These factors, among others, will affect whether an acquired business can be successfully integrated into our business. If we fail to integrate acquired businesses into our operations successfully, we may be unable to realize the business and operational synergies and efficiencies or other benefits that we expect from the acquisition and our competitive position in the marketplace could suffer.

Our business depends substantially on the continuing efforts of our executive officers and our ability to maintain a skilled labor force, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers, especially Dr. Zhengrong Shi, our founder, chief executive officer and the chairman of our board of directors. We do not maintain key man life insurance on any of our executive officers. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes arise between our executive officers and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where most of our executive officers reside and hold some of their assets.

If we are unable to attract, train and retain qualified technical personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified technical personnel. In particular, we depend on the services of Dr. Stuart R. Wenham, our chief technology officer and Dr. Jingjia Ji, one of our senior research scientists. Recruiting and retaining capable personnel, particularly those with expertise in the PV industry, are vital to our success. There is substantial competition for qualified technical personnel, and there can be no assurance that we will be able to attract or retain our technical personnel. If we are unable to attract and retain qualified employees, our business may be materially and adversely affected.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly.

We rely primarily on patent, trademark, trade secret, copyright law and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention as well as divert our other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

Our success also depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to PV technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Our business, results of operations and financial condition would be materially and adversely affected if our sales outside China were to be restricted by intellectual property claims by third parties.

As of December 31, 2007, we had a total of 28 issued patents, 14 pending patent applications in China and three pending international patent applications and MSK had 52 issued patents and 46 pending patent applications in Japan. In addition, we have two pending patent applications filed under the Patent Cooperation Treaty, which provides a unified procedure for filing patent applications to protect inventions internationally. However, we currently do not have any patents for our proprietary technologies outside of China and Japan, although we have sold, and expect to continue to sell, a substantial portion of our products outside of China. Since the protection afforded by our patents is effective mainly in China and Japan, others may independently develop substantially equivalent technologies, or otherwise gain access to our proprietary technologies, and obtain patents for such intellectual properties in other jurisdictions, including the countries to which we sell our products. If any third parties are successful in obtaining patents for technologies that are substantially equivalent or the same as the technologies we use in our products in any of our markets before we do and enforce their intellectual property rights against us, our ability to sell products containing the allegedly infringing intellectual property in those markets will be materially and adversely affected. If we are required to stop selling such allegedly infringing products, seek license and pay royalties for the relevant intellectual properties, or redesign such products with non-infringing technologies, our business, results of operations and financial condition may be materially and adversely affected.

Changes to existing regulations over the utility sector and the PV industry may present technical, regulatory and economic barriers to the purchase and use of PV products, which may significantly reduce demand for our products.

The market for power generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as the internal policies of electric utilities companies. These regulations and policies often relate to electricity pricing and technical interconnection of end user-owned power generation. In a number of countries, these regulations and policies are being modified and may continue to be modified. End users’ purchases of alternative energy sources, including PV products, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our PV products. For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electricity transmission grid or for having the capacity to use power from the electricity transmission grid for back-up purposes. These fees could increase end users’ costs of using our PV products and make our PV products less desirable, thereby having an adverse effect on our business, prospects, results of operations and financial condition.

We anticipate that our PV products and their installation will continue to be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters in various countries. It is also burdensome to track the requirements of individual localities and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to our PV products may result in significant additional expenses to us, our distributors and end users and, as a result, could cause a significant reduction in demand for our PV products.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

As our manufacturing processes generate noise, waste water, gaseous and other industrial wastes, we are required to comply with all national and local regulations regarding protection of the environment. We are in compliance with present environmental protection requirements and have all necessary environmental permits to conduct our business. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. We believe that we have all necessary permits to conduct our business as it is presently conducted. If we fail to comply with present or future environmental regulations, however, we may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and other hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

In particular, the manufacturing processes for producing polysilicon and silicon wafers employ processes that generate toxic waste products, including the highly volatile and highly toxic substance silicon-tetrachloride. We purchase our polysilicon and silicon wafers from our suppliers in the United States, Europe and China. If any of our suppliers fails to comply with environmental regulations for the production of polysilicon and the discharge of the highly toxic waste products, we may face negative publicity which may have a material adverse effect on our business and results of operations. Furthermore, if any of our suppliers are forced to suspend or shut down production due to violations of environmental regulations, we may not be able to secure enough polysilicon and silicon wafers for our production needs on commercially reasonable terms, or at all.

We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.

As with other PV product manufacturers, we are exposed to risks associated with product liability claims in the event that the use of the PV products we sell results in injury. Since our products are electricity producing devices, it is possible that users could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. We only commenced commercial shipment of our products in September 2002 and, due to limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Moreover, we only have limited product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. In addition, as the insurance industry in China is still in an early stage of development, business interruption insurance available in China offers limited coverage compared to that offered in many other countries. Although we have obtained business interruption insurance, any business disruption or natural disaster could result in substantial costs and diversion of resources.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Dr. Zhengrong Shi, our founder, chief executive officer and chairman of our board of directors, beneficially owned 33.9% of our outstanding share capital as of March 7, 2008. As such, Dr. Shi has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

If a poll is not demanded at our shareholder meetings, voting will be by a show of hands and shares will not be proportionately represented. Shareholder resolutions may be passed without the presence of the majority of our shareholders in person or by proxy.

Voting at any of our shareholder meetings is by a show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy. If a poll is demanded, each shareholder present in person or by proxy will have one vote for each ordinary share registered in his name. If a poll is not demanded, voting will be by show of hands and each shareholder present in person or by proxy will have one vote regardless of the number of shares registered in his name. In the absence of a poll, shares will therefore not be proportionately represented. In addition, the quorum required for our shareholder meetings consists of shareholders who hold at least one-third of our ordinary shares being present at a meeting in person or by proxy. Therefore, subject to the requisite majorities, shareholder resolutions may be passed at our shareholder meetings without the presence of the majority of our shareholders in person or by proxy.

Risks Related to Doing Business in China

Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China and some of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

While the Chinese economy has grown significantly in the past 20 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in decreased capital expenditures by solar energy users, which in turn could reduce demand for our products.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of renewable energy investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

We conduct a significant portion of our business through our subsidiary, Suntech China, established in China. Suntech China is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in approximately 14% appreciation of Renminbi against U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has and could further increase our costs. In addition, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we received from our convertible note offering in February 2007 and our convertible note offering launched on March 10, 2008 into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Certain portions of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, our PRC subsidiary, Suntech China, is able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by Suntech China under the capital account continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the SAFE. In particular, if Suntech China borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance Suntech China by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. These limitations could affect the ability of Suntech China to obtain foreign exchange through debt or equity financing.

The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease of our net income and materially and adversely affect our results of operations.

Our operating subsidiaries incorporated in the PRC are governed by the PRC income tax law, which included until December 31, 2007, the Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises and the Provisional Regulations of the People’s Republic of China on Enterprises Income Tax, and, prior to January 1, 2008, were generally subject to the PRC enterprise income tax rate of 33%, subject to reductions as part of incentives granted to foreign-invested enterprises that, qualified as “high and new technology enterprises” and domestic companies operating in a national level economic and technological development zone or in the central or western region in China. For example, Suntech China, which is registered and operating in a high-tech zone in Wuxi, a national level economic and technological development zone, has been qualified as a “high or new technology enterprise.” As a result, it has been entitled to a preferential enterprise income tax rate of 15.0% so long as it continues to operate in the high-tech zone and maintains its “high and new technology enterprise” status.

The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations to the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. Under the EIT Law, China adopted a uniform tax rate of 25% for all enterprises (including domestically-owned enterprises and foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transitional period for enterprises, whether foreign-invested or domestic, that received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to January 1, 2008 may continue to enjoy such treatment until the fixed term expires. However, the two year exemption period from the enterprise income tax for foreign-invested enterprises that did not become profitable before January 1, 2008 is treated as having started from January 1, 2008 instead of the time such enterprises first become profitable. Preferential tax treatments may continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” are entitled to a 15% enterprise income tax rate.

Suntech China’s status and the status of certain of our other PRC subsidiaries as a “high and new technology enterprise” will be subject to review every two years. Suntech China and certain of our other PRC subsidiaries qualified as a “high and new technology enterprise” under the definition promulgated by the prior enterprise income tax law in effect before January 1, 2008. Under the EIT Law, the qualifications for “high and new technology enterprise” status have not yet been defined. We cannot assure you that Suntech China and certain of our other PRC subsidiaries will continue to qualify as a “high and new technology enterprise” in future periods. If any of our PRC subsidiaries fails to qualify as a “high and new technology enterprise,” our income tax expenses would increase, which would have a material and adverse effect on our net income and results of operations.

Any significant increase in our income tax expenses may have a material adverse effect on our profit for the year. Reduction or elimination of the financial subsidies or preferential tax treatments we enjoyed prior to January 1, 2008 or imposition of additional taxes on us or our combined entities in China may significantly increase our income tax expenses and materially reduce our net income, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations to the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Substantially all of our operational management is currently based in the PRC. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which would have an impact on our effective tax rate and a material adverse effect on our net income and results of operations.

Interest and dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to withholding taxes under PRC tax laws.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether the interest or dividends we pay with respect to our notes, ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are deemed to be a PRC “resident enterprise”, dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company, could be exempt from Chinese dividend withholding tax, and dividends from Cayman Islands company to ultimate shareholders would be subject to PRC withholding tax at 10% or a lower treaty rate.

If we are required under the EIT Law to withhold PRC income tax on interest or dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our notes, ordinary shares or ADSs may be materially and adversely affected.

We face risks related to health epidemics and other outbreaks of contagious diseases, including avian influenza, or avian flu, and SARS.

Our business could be adversely affected by the effects of avian flu, SARS or another epidemic or outbreak. There have been recent reports of outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. In 2005 and 2006, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. These outbreaks of contagious diseases, and other adverse public health developments in China, would have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside of China, as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.